SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2022
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: March 14, 2022

List of materials

Documents attached hereto:

i) Translation of the Share Buyback Report for the period from February 1, 2022 to February 28, 2022, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on March 14, 2022

[This is a translation of the Share Buyback Report for the period from February 1, 2022 to February 28, 2022, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on March 14, 2022]

Class of Shares: Common Stock

1.	Status of Repurchase
(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of February 28, 2022)
	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on April 28, 2021 (Period of Repurchase: April 30, 2021 to April 28, 2022）	25,000,000 (Maximum)		200,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) February 3 February 4 February 14 February 15 February 16 February 17 February 18 February 21 February 22 February 24 February 25 February 28	141,000 63,100 66,600 62,700 46,200 51,200 58,800 85,400 117,400 180,600 114,200 103,700	1,756,681,000 783,885,500 830,357,000 769,159,000 570,615,000 624,442,500 704,545,000 1,012,330,500 1,360,777,000 2,071,123,500 1,343,806,000 1,216,713,000
Total	―	1,090,900	13,044,435,000
Total number of shares repurchased as of the end of the reporting month	5,855,900		70,721,703,200
Progress of the repurchase (%)	23.42		35.36
Note 1:  The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:  It was resolved at the meeting of the Board of Directors held on April 28, 2021 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
(as of February 28, 2022)
	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights (including the exercise of stock acquisition rights of the 130% callable unsecured convertible bonds with stock acquisition rights (6th series)))
(Date of disposition)

February 1
February 2
February 3
February 4
February 7
February 8
February 9
February 10
February 14
February 15
February 16
February 17
February 18
February 21
February 22
February 24
February 25
		201 201 3,206 902 108,702 2,514 8,802 247,401 4,800 1,910 29,284 1,604 703 1,801 804 22,938 3,402	1,440,866 1,440,866 22,982,179 6,465,978 779,229,200 18,021,584 63,097,049 1,773,491,594 34,408,752 13,691,816 209,922,061 11,498,258 5,039,448 12,910,450 5,763,466 164,430,824 24,387,203
Total	―	439,175	3,148,221,594
Total amount	439,175		3,148,221,594

3.	Status of Shares Held in Treasury
(as of February 28, 2022)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,081,781
Number of treasury stock	22,708,831

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